                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
  SECTION 14(d)(1) OR SECTION 13(e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                    EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                                           Copy to:
   Thomas L. Korner, President                     Michael D. Phillips, Esq.
 Everflow Eastern Partners, L.P.                 Calfee, Halter & Griswold LLP
      585 West Main Street                      1400 McDonald Investment Center
      Canfield, Ohio  44406                           800 Superior Avenue
          330-533-2692                              Cleveland, Ohio  44114
                                                          216-622-8200

  (Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications on Behalf of Person
          Filing Statement)


                                 April 30, 2002
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


          Transaction Valuation: 577,117 Units of                Amount of Filing Fee*
      Limited Partnership Interest at $ 5.66 per Unit                  $ 301.00


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

       Amount Previously Paid:
                              -----------------------------------------    Not Applicable
       Form of Registration No.:
                                ---------------------------------------    Not Applicable
       Filing Party:
                    ---------------------------------------------------    Not Applicable
       Date Filed:
                  -----------------------------------------------------    Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 1.  Summary Term Sheet.

                  Reference is made to the first page of the Offer to Purchase (the "Offer"), which is incorporated herein by reference.

Item 2.  Subject Company Information.

                  (a) The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"). The Company's principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406, and the Company's telephone number is 330-533-2692.

                  (b) The securities being sought are up to 577,117 units of limited partnership interest (the "Units"), at a price of $5.66 per Unit, net to the sellers in cash (the "Purchase Price"). In its Offer, the Company has reserved the right to purchase more than 577,117 Units, but has no current intention of doing so. Reference is hereby made to the Introduction of the Company's Offer to Purchase, which Introduction is incorporated herein by reference.


                  (c) There is currently no established trading market for the Units. Reference is hereby made to Section 7, "Price Range of Units; Cash Distribution Policy," which Section is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

                  The filer of this statement is Everflow Eastern Partners, L.P. The Company's principal executive officers are located at 585 West Main Street, Canfield, Ohio 44406, and the Company's telephone number is 330-533-2692.

Item 4. Terms of the Transaction.

                  (a) Reference is hereby made to the Introduction, Section 3, "Procedures for Tendering Units," Section 4, "Withdrawal Rights," Section 11, "Certain Federal Income Tax Consequences," and Section 13, "Extensions of Tender Period; Terminations; Amendments," of the Offer to Purchase, which Sections are incorporated herein by reference.

                  (b) Reference is hereby made to the Introduction of the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

                  Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals of Issuer or
Affiliate.

                  (a) Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Units; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

                  (b) Reference is hereby made to Section 5, "Purchase of Units; Payment of Purchase Price," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (c) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

                  (a) The total amount of funds required by the Company to consummate the transaction and purchase 577,117 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be $3,300,000. Reference is hereby made to Section 9, "Source and Amount of Funds," which Section is incorporated herein by reference.

                  (b) Not applicable.

                  (d) The Company may need to borrow from its existing credit facility a portion of the funds required to purchase Units tendered pursuant to the Offer.

                           (1) The funds required to purchase tendered Units are
                  expected to be available from short-term investments and borrowings under the Company's existing loan agreement. The amount of availability under the Company's credit facility is sufficient to fund the borrowed portion of the funds necessary to purchase 577,117 Units. The existing credit facility, entered into in August 2001, provides for a line of credit in the amount of $4,000,000, all of which is available. The facility provides for interest payable quarterly at LIBOR plus 150 basis points with the principal due at maturity, May 31, 2003. The Company anticipates renewing the facility every other year to minimize debt origination, carrying and interest costs associated with long-term bank commitments. Borrowings under the facility are unsecured; however, the Company has agreed, if requested by the bank, to execute any supplements to the agreement including security and mortgage agreements on the Company's assets. The agreement contains restrictive covenants requiring the Company to maintain the following: (i) loan balance not to exceed the borrowing base of $4,000,000;
                  (ii) tangible net worth of at least $40,000,000; and (iii) a total debt to tangible net worth ratio of not more than 0.5 to
                  1.0. In addition, there are restrictions on mergers, sales and acquisitions, the incurrence of additional debt and the pledge or mortgage of the Company's assets.

                           (2) The Company has no current plans to repay any
                  such borrowings from any outside sources. The Company will repay bank debt out of available cash flows generated from normal operating activities.

                  Reference is hereby made to Section 9, "Source and Amount of Funds," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," which Sections are incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

                  Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Section is incorporated herein by reference.

                  BENEFICIAL OWNERSHIP OF UNITS IN THE COMPANY,
                    EVERFLOW MANAGEMENT LIMITED, LLC AND EMC

                                                                           Percentage
                                                                           Interest in
                                                         Percentage         Everflow       Percentage
              Name                          Units         of Units         Management      Interest in
             of Holder                   in Company     in Company(1)    Limited, LLC(2)      EMC
-----------------------------            ----------     -------------    ---------------   ----------
Robert F. Sykes(3)                        1,056,464       18.31                 66.66          66.66
Thomas L. Korner                            135,910        2.35                 16.67          16.67
William A. Siskovic                          69,066        1.20                 16.67          16.67
All officers and directors as
   a group (3 persons in EMC)             1,261,440       21.86                100.00         100.00

(1) Does not include the interest in the Company owned indirectly by such individuals as a result of their ownership in (i) the General Partner (based on its 1.15% interest in the Company) or (ii) EMC (based on EMC's 1% managing member's interest in the General Partner).

(2) Includes the interest in the General Partner owned indirectly by such individuals as a result of their share ownership in EMC resulting from EMC's 1% managing member's interest in the General Partner.

(3) Includes 732,855 Units held by Sykes Associates, a New York limited partnership comprised of Mr. Sykes and his wife as general partners and four adult children as limited partners, 162,462 Units of the Company held by the Robert F. Sykes Annuity Trust and 161,147 Units held by the Catherine Sykes Annuity Trust.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

                  Not applicable.

Item 10. Financial Statements.

                  (a) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (b) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

Item 11. Additional Information.

                  (a) (1) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Sections are incorporated herein by reference.

                      (2) None.

                      (3) Not applicable.

                      (4) Not applicable.

                      (5) None.

                  (b) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, forms of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.

Item 12.  Exhibits.

                  (a)(1) Form of Offer to Purchase, dated April 30, 2002

                  (a)(2) Form of Letter of Transmittal

                  (a)(3) Form of 2001 Annual Report Newsletter to Unitholders,
                         dated April 30, 2002

                  (a)(4) Annual Financial Statements of the Company and
                         Management's Discussion and Analysis of Financial Condition and Results of Operations(4)

                  (a)(5) Form of letter prepared by Wright & Company, Inc.

                  (b)(1) Loan Modification Agreement dated August 28, 2001,
                         between Bank One, N.A., Bank One, Texas, N.A. and Everflow Eastern, Inc. and Everflow Eastern Partners, L.P. (3)

                  (c)(1) Amended and Restated Agreement of Limited Partnership
                         of the Company, dated as of February 15, 1991(1)

                  (c)(2) Close Corporation Agreement of Everflow Management
                         Corporation(1)

                  (c)(3) Operating Agreement of Everflow Management Limited, LLC
                         dated March 8, 1999(2)

                  (d)    Not applicable.

                  (e)    Not applicable.

                  (f)    Not applicable.

                  (g)    Not applicable.

                  (h)    Not applicable.

----------
(1) Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.

(3) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended September 30, 2001. Item not mailed to Unitholders.

(4) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2001. Items mailed to Unitholders.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2002              EVERFLOW EASTERN PARTNERS, L.P.

                                  By:  EVERFLOW MANAGEMENT LIMITED, LLC
                                        General Partner

                                  By:  EVERFLOW MANAGEMENT CORPORATION
                                        Managing Member

                                  By:  /s/William A. Siskovic
                                       -----------------------------------------
                                          William A. Siskovic
                                          Vice President and Secretary-Treasurer

                             EXHIBITS

Exhibit
Number                           Description
------                           -----------

(a)(1)            Form of Offer to Purchase, dated April 30, 2002

(a)(2)            Form of Letter of Transmittal

(a)(3)            Form of 2001 Annual Report Newsletter to Unitholders, dated
                  April 30, 2002

(a)(4) Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(4)

(a)(5)            Form of letter prepared by Wright & Company, Inc.

(b)(1) Loan Modification Agreement dated August 28, 2001, between Bank One, N.A., Bank One, Texas, N.A. and Everflow Eastern, Inc. and Everflow Eastern Partners, L.P. (3)

(c)(1) Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)

(c)(2)            Close Corporation Agreement of Everflow Management
                  Corporation(1)

(c)(3) Operating Agreement of Everflow Management Limited, LLC dated March 8, 1999(2)

(d)               Not applicable.

(e)               Not applicable.

(f)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.

----------
(1) Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.

(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended March 31, 1999. Item not mailed to Unitholders.

(3) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended September 30, 2001. Item not mailed to Unitholders.

(4) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2001. Items mailed to Unitholders.